                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


              For the Month of            May 2002
                                ----------------------------------

                           PETROLEUM GEO-SERVICES ASA
               ---------------------------------------------------
                 (Translation of registrant's name into English)


                                  Strandveien 4
                                 N-1366 Lysaker
                                     Norway
               ---------------------------------------------------
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                        Form 20-F [X]     Form 40-F [ ]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                              Yes [ ]      No [X]

         THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM S-8 (SEC REGISTRATION NO. 333-6420) AND IN THE PROSPECTUSES CONSTITUTING PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-3 (SEC REGISTRATION NO. 333-90379) AND PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-4 (REGISTRATION NO. 333-9702).

[PGS LOGO]        EARNINGS RELEASE
--------------------------------------------------------------------------------

FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
J. CHRIS BOSWELL, SVP & CFO                                          MAY 2, 2002
SAM R. MORROW, SVP Finance & Treasurer
PHONE: +1-281-589-7935
DAG W. REYNOLDS, Director European IR
PHONE: +47 67 52 64 00

                         PETROLEUM GEO-SERVICES RELEASES
                              FIRST QUARTER RESULTS

FINANCIAL HIGHLIGHTS

      o     First quarter revenue increases by 32% over the 2001 first quarter

      o First quarter Geophysical Operations revenue increases by 29% over the 2001 first quarter

      o First quarter Production Operations revenue increases by 37% over the 2001 first quarter

      o First quarter operating profit increases by 60% over the 2001 first quarter (before unusual items), primarily due to improvements in our Production Operations

      o PGS secures a $250 million loan facility, with net proceeds used (i) to repay $225 million in senior notes which matured in March 2002 and (ii) for general corporate purposes

      o PGS and Sinochem agree to extend the time period to close the Atlantis transaction

OPERATING HIGHLIGHTS

      o PGS' onshore operations in the Middle East set world records for the number of shot points recorded both in one day and in one month by a single crew - the record-setting crew is also the world's largest, operating with over 480,000 geophones

      o PGS' Ramform Challenger sets a new industry production record, operating in a 12-streamer HD3D(TM) mode and acquiring almost 4,000 CMP km in a single day

      o PGS releases the first version of its Cube Manager(TM) data processing system to run fully on Linux-based PC clusters

      o PGS enters into purchase commitments with Norsk Hydro and Statoil for an aggregate 70% share in Production License (PL) 038 on the Norwegian Continental Shelf of the North Sea

      o     Marine seismic contract backlog is at its highest level since 1998

      HOUSTON, TEXAS; OSLO, NORWAY; MAY 2, 2002: Petroleum Geo-Services ASA (NYSE: PGO; OSE: PGS) reported today first quarter revenue of $275.9 million, which was 32% greater than first quarter 2001 revenue. PGS' revenue mix between Geophysical Operations and Production Operations for the 2002 first quarter was 54% and 46%, respectively, compared to 55% and 45%, respectively, for the 2001 first quarter. A significant increase in Production Operations revenue due to production from all of our FPSOs in the 2002 first quarter was balanced by a significant increase in Geophysical Operations revenue due to a much-improved seismic market, resulting in only a slight change to our revenue mix between the 2002 and 2001 first quarters.

      Operating profit was $41.7 million, compared to operating profit (before unusual items) of $26.0 million for the 2001 first quarter. The 60% increase in operating profit between the 2002 and

--------------------------------------------------------------------------------

Petroleum Geo Services ASA                  Tel:  +1-281-589-7935
16010 Barker's Point Lane, Suite 600        Fax:  +1-281-589-1482
Houston, Texas 77079 USA

Petroleum Geo-Services ASA                 Tel: +47 67 52 64 00
PGS House, Strandveien 4                   Fax:  +47 67 53 68 83
N-1366 Lysaker, Norway

2001 first quarters was primarily attributable to our Production Operations. The 2002 first quarter operating profit margin was 15%, compared to 13% (before unusual items) for the 2001 first quarter.

      Approximately $2.0 million of the increase in 2002 operating profit/operating profit margin was due to the cessation of goodwill amortization in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." We are developing our goodwill fair value calculations in accordance with SFAS No. 142 and have not yet determined the final impact of adopting this standard. Based on our projected operating cash flows, we currently believe that the impact will not be material to our financial position. Approximately 94% of our $214.6 million in goodwill balances as of March 31, 2002 related to Production Operations. Of the approximately $2.0 million in amortization charges recorded for the 2001 first quarter, $1.6 million related to our Production Operations.

      The distribution by operating segment of our revenue and operating profit was as follows:


                                                                            Operating profit
                                           Revenue                        before unusual items
                                 ----------------------------        ----------------------------
                                    Quarter ended March 31,             Quarter ended March 31,
                                 ----------------------------        ----------------------------
(In thousands of dollars)           2002              2001              2002              2001
-------------------------------  ----------        ----------        ----------        ----------
Geophysical operations           $  147,931        $  114,908        $    8,331        $    7,426

Production operations               127,925            93,297            33,345            18,614
-------------------------------  ----------        ----------        ----------        ----------

     Total(1)                    $  275,856        $  208,205        $   41,676        $   26,040
                                 ==========        ==========        ==========        ==========

(1) Operating profit before unusual items for the quarter ending March 31, 2001 excludes the following unusual items (pre-tax): 1) $138.6 million gain related to the sale of Petrobank data management business and related software to Halliburton; and, 2) $16.3 million in reorganization and litigation costs.

--------------------------------------------------------------------------------

         The distribution of our revenue by region was as follows:

                                                Quarter ended March 31, 2002     Quarter ended March 31, 2001
                                                -----------------------------    ----------------------------
(In thousands of dollars, except percentages)     Revenue         Percentage       Revenue        Percentage
---------------------------------------------   ----------       ------------    ----------      ------------
North and South America                         $   72,604            26%        $   61,591            30%

Europe, Africa and Middle East                     189,186            69%           131,309            63%

Asia Pacific                                        14,066             5%            15,305             7%
-----------------------------------------       ----------         ------     ---------------       ------

     Total                                      $  275,856           100%        $  208,205           100%
                                                ==========         ======        ==========         ======

-------------------------------------------------------------------------------------------------------------------

         Net income was $7.6 million and diluted earnings per share was $0.07. These net income statistics compared to the 2001 first quarter as follows:

--------------------------------------------------------------------------------

                                                           Quarter ended March 31,
(In thousands of dollars)                                  2002                2001
-----------------------------------------------         ---------           ---------
Net income (loss) from ordinary operations               $ 5,237             $(2,904)
Effect of unusual items, net of tax                           --              87,049
Effect of tax equalization swaps, net of tax               2,372              (7,656)
One-time tax gains                                            --              14,400
-----------------------------------------------         ---------           ---------
      Net income                                         $ 7,609            $ 90,889
                                                        =========           =========

--------------------------------------------------------------------------------

         Comparing net income from ordinary operations, the 2002 first quarter improved over the 2001 first quarter by $8.1 million, or 280%, due to the increase in operating profit discussed above as well as a 5% reduction in net financial expense. Comparable diluted earnings (loss) per share was $0.05 and ($0.03) for the 2002 and 2001 first quarters, respectively.

         Reidar Michaelsen, Chairman of the Board and Chief Executive Officer, stated, "We feel that our 2002 fiscal year got off to a good start with this first quarter. We are especially pleased to see another consecutive quarter of significant revenue growth in our Geophysical Operations, and take this continued growth to be an indication of our strong performance in an improving international marine seismic market. The backlog level within our Geophysical Operations continues to build across most of our service lines. Our Production Operations contract commitments are supported by very high levels of uptime performance and strong efforts to secure follow-on work."

         Michaelsen went on to say, "Our agreement with Sinochem to extend the period to complete the sale of Atlantis to May 28, 2002 addresses the complications that we have had in resolving certain closing conditions which require third-party action. While we are disappointed with the delay in completing the sale, we remain committed to doing everything possible to fulfill the conditions to closing."

REVIEW OF GEOPHYSICAL OPERATIONS

         The distribution of our Geophysical Operations revenue across the services that we provide was as follows:

--------------------------------------------------------------------------------

                                                          Revenue
                                               -------------------------------
                                                   Quarter ended March 31,
                                               -------------------------------
(In thousands of dollars)                            2002              2001
------------------------------------------       -----------        ----------
Marine seismic                                    $ 101,575          $ 75,651
Land seismic                                         34,083            25,357
Data processing, reservoir
    consultants & other                              12,273            13,900
------------------------------------------       -----------        ----------
    Total                                         $ 147,931         $ 114,908
                                                 ===========       ===========

--------------------------------------------------------------------------------
                                                                          Page 3

         Geophysical Operations revenue totaled $147.9 million, which was 29% greater than the $114.9 million of 2001 first quarter revenue. Excluding data management revenue from the 2001 first quarter, Geophysical Operations revenue was 32% greater in the 2002 first quarter. This increase resulted from improved levels of multi-client pre-funding and an increase in contract activity, as discussed below.

         The 34% increases in both marine and land seismic revenue between the 2002 and 2001 first quarters reflected a higher utilization of crews in a strengthening international seismic market.

         Contract seismic revenue (both marine and land) for the first quarter was $63.8 million, which was 45% greater than the $44.0 million of 2001 first quarter revenue. The bulk of our contract work for the 2002 first quarter was performed offshore West Africa and India, in the North Sea and onshore in Alaska and Saudi Arabia.

         Multi-client seismic revenue (both marine and land) for the first quarter was $72.2 million, which was 25% greater than the $57.9 million in the 2001 first quarter. First quarter multi-client pre-funding revenue of $43.4 million was 48% higher than the $29.3 million of 2001 first quarter revenue, with new projects primarily being performed offshore West Africa, Brazil and the Philippines and onshore in Alaska. A substantial portion of the pre-funding revenue increase was attributable to work performed offshore Brazil in the Campos and Espirito Santos basins. This work utilized our patented Continuous Long Offset technology and delivered 25-meter line spacing with up to eight kilometer offsets. First quarter multi-client late sales of $28.8 million were basically equivalent to late sales for the 2001 first quarter.

         Multi-client amortization was $44.8 million, which was 17% greater than the $38.4 of amortization for the 2001 first quarter and reflected the weighting of our 2002 sales to more highly pre-funded multi-client surveys. The average multi-client amortization rate for the 2002 first quarter was 62%, compared to 66% for the 2001 first quarter. We have not recorded any forced amortization during the 2002 first quarter. We will monitor sales estimates by survey/survey pool as the year progresses. Based on the specific surveys which ultimately generate sales, we will accrue forced amortization as necessary to reduce slower-moving surveys to the required book value at December 31, 2002.

         Geophysical Operations operating profit was $8.3 million, which was 12% greater than comparable operating profit of $7.4 million for the 2001 first quarter. Geophysical Operations carried an operating profit margin of 6%, consistent with the operating profit margin for the 2001 first quarter. The flat operating profit margin between the 2002 and 2001 first quarters reflected the increased variable costs that accompanied the revenue increase and the increase in lower-margin land revenue.

         Geophysical Operations backlog continues to build. Our marine seismic contract backlog was at its highest level since 1998, while our significant land seismic contract backlog demonstrates our success in significantly expanding this line of business since its 1997 inception. In addition to our "traditional" seismic crews, our more specialized crews are carrying a substantial portion of our backlog: our four-component crew in the North Sea is booked through October 2002 and our other multi-component crew is booked on 2C work in Africa and on a combination of 4C/2C work in the Middle East through February 2003. Our data processing operations have secured third-party contract

--------------------------------------------------------------------------------
                                                                          Page 4
backlog at March 31, 2002 that is approximately 30% higher than the prior year's backlog and at a level equivalent to approximately 75% of total 2001 data processing contract revenue.

REVIEW OF PRODUCTION OPERATIONS

         The distribution of our Production Operations revenue and operating profit (loss) across the services that we provide was as follows:

--------------------------------------------------------------------------------

                                                                        Operating profit (loss)
                                              Revenue                    before unusual items
                                   ----------------------------     -------------------------------
                                      Quarter ended March 31,          Quarter ended March 31,
                                   ----------------------------     -------------------------------
(In thousands of dollars)             2002              2001            2002               2001
--------------------------------   -----------      -----------      -----------       -----------
FPSO Operations:

    Petrojarl I                     $  15,063        $      --        $   4,627         $      --
    Petrojarl Foinaven                 34,118           28,836           18,534            14,405
    Ramform Banff(1)                    9,766             --             (1,150)             --
    Petrojarl Varg                     20,260           20,499           12,121            10,877
    Other FPSO(2)                          34            8,586             (584)             (118)
                                   -----------      -----------      -----------       -----------

FPSO operations
                                       79,241           57,921           33,548            25,164

Production Services                    44,191           35,325              375               (22)

Other(3)                                4,493               51             (578)           (6,528)
--------------------------------   -----------      -----------      -----------       -----------
     Total                          $ 127,925        $  93,297        $  33,345         $  18,614
                                   ===========      ===========      ===========       ===========


(1) Includes an $8.2 million loss contract accrual reversal for the quarter ended March 31, 2002.

(2) Includes revenue and operating profit for several FPSO shuttle tankers that were leased into the spot market for the quarter ended March 31, 2001 while the associated FPSO vessels were out of service for upgrading.

(3) Consists primarily of our oil and gas exploration and production activities, including our Atlantis subsidiary.

--------------------------------------------------------------------------------

         Production Operations revenue totaled $127.9 million, which was 37% greater than the $93.3 million of 2001 first quarter revenue.

         The FPSO revenue increases between the first quarters of 2002 and 2001 largely reflected the completed status of PGS' upgrade projects for Ramform Banff and Petrojarl I (these upgrade projects were in progress throughout the 2001 first quarter) and the production capacity upgrade on the Petrojarl Foinaven (this project increased the maximum throughput capacity from 144,000 to 180,000 barrels of liquid per day). The increase in other revenue between the 2002 and 2001 first quarters reflected the fact that first production from our oil and gas assets began at the end of 2001; we are in the process of selling these oil and gas assets, as discussed further below.

         All of our FPSO vessels are producing with high uptime-performance. Production from Petrojarl Foinaven averaged 110,000 barrels of oil per day during the 2002 first quarter, and we

--------------------------------------------------------------------------------
                                                                          Page 5
expect this production level to be sustained over the remainder of the year. Production from Petrojarl I averaged 38,000 barrels of oil per day during the quarter, which is in line with the contract's production profile. We are compensated on a straight day-rate for production from Petrojarl Varg, and therefore do not currently realize any incremental benefits from the production level. On completion of the purchase of a 70% share in PL 038, we will acquire upside potential on any future production opportunities on the license, as well as the opportunity to extend our current production engagement for Petrojarl Varg (the current production on the Varg field is within PL 038). We have recently acquired 3D seismic data over certain areas of the license in order to enhance our understanding of the geology and prospectivity of these areas and are evaluating several development options, including a full or partial sale of our share. As consideration for our 70% share, we will assume a portion of the fields' abandonment costs. The license purchase is contingent on the approval of Norwegian authorities and is expected to close during the 2002 third quarter. On completion of the purchase, our partner will be the Norwegian government's State Direct Financial Interest.

         Although Ramform Banff operated with 99% uptime performance during the quarter, it only produced oil at an average rate of approximately 11,000 barrels per day due to low production rates from the reservoir and certain well testing activities. As a result of this reservoir underperformance, the Ramform Banff generated an operating loss of $8.9 million during the 2002 first quarter; this operating loss was offset by the reversal of $8.2 million in loss contract accrual. (In the 2000 fourth quarter we provided a $25.0 million loss accrual related to anticipated losses from Ramform Banff, and the $8.2 million reversed this quarter was the remainder of that accrual). Based on available information, we believe that Ramform Banff will continue to generate significant operating losses through at least the 2002 third quarter. We expect that a new well will be drilled on the Banff field during 2002 and any incremental production from this new well will help offset any losses under the existing Banff contract. However, the future production from such a well is difficult to estimate at this time and we cannot make any assurances of future profitability on the Banff contract. In order to improve the Ramform Banff's financial performance, we are marketing the FPSO vessel for other opportunities in the North Sea and in the Gulf of Mexico which are better suited to its current production capacity. At the same time, we are evaluating alternative production solutions for the Banff field. As of March 31, 2002, we have not provided for any future losses on the Banff contract due to the uncertainty surrounding the potential redeployment of Ramform Banff and replacement production solution for the Banff field. We will re-evaluate the need for additional loss contract accruals in future periods, based on the status of the reservoir's performance and our commitments for Ramform Banff.

         Production Operations operating profit was $33.3 million, which was 79% greater than comparable operating profit of $18.6 million for the 2001 first quarter. Production Operations carried an operating profit margin of 26%, compared to 20% for the 2001 first quarter.

FINANCIAL CONDITION

Capital Requirements

         The majority of our capital requirements consist of capital expenditures related to:

         o     seismic vessels and equipment

         o     FPSO vessels and equipment

--------------------------------------------------------------------------------
                                                                          Page 6

         o     investments in our multi-client library

         o     computer processing and reservoir monitoring equipment

         A substantial amount of our capital expenditures and investment in multi-client library is discretionary. In 2001 and 2000, our capital requirements related not only to normal ongoing equipment replacement and refurbishment needs, but also to significant upgrades on three of our FPSO vessels. During 2002, we expect to spend approximately $45.0 million on upgrades of our geophysical assets and $15.0 million on our production assets (approximately $11.5 million of which represents the final payment on the Petrojarl I upgrade). The majority of our 2002 capital expenditures related to Atlantis are expected to be reimbursed when the transaction with Sinochem is completed.

         Capital expenditures of $26.9 million for the 2002 first quarter consisted of $15.6 million related to our Geophysical Operations and $11.3 million related to our Production Operations (including $10.3 million on the Petrojarl I, as discussed above). The capital expenditures of $83.9 million for the 2001 first quarter included $81.4 million related to the FPSO upgrade projects discussed above.

         During the 2002 first quarter, our cash investment in multi-client library was $72.5 million. The northern hemisphere winter season (when the North Sea market is effectively closed) is normally the period of our maximum multi-client investment. Due to our strong contract market position in West Africa during this winter season (the 2001 fourth quarter and the 2002 first quarter), we have been able to be highly selective in our multi-client investment and, as a result, incurred a lower level of gross investment in multi-client data in the 2002 first quarter than in the 2001 first quarter. The substantially higher level of pre-funding recognized during this same 2002 period has reduced our level of new multi-client investment still further. Overall, we added approximately 20% less to our multi-client library net book value during the 2002 first quarter than in the 2001 first quarter. Our multi-client investment reflected our evaluation of the future market demand for non-exclusive surveys in these areas -- we believe that our multi-client library provides oil and gas companies with an immediately available, cost-effective product that allows their investment efforts to be focused on readily identifiable exploration and development opportunities.

         During March 2002, we secured a $250.0 million short-term credit facility from a group of international banks. The facility matures in December 2002; however we must make a mandatory pre-payment of $175.0 million from the proceeds of the Atlantis sale. The credit facility carries an interest rate equal to LIBOR plus 0.65%, which escalates to LIBOR plus 1.0% by June 1, 2002. If the $175.0 million pre-payment is not made by August 31, 2002, then the interest rate escalates further to LIBOR plus 1.5% from September 1, 2002 until maturity. The net proceeds from this credit facility were used to repay $225.0 million of senior unsecured notes (which matured in March 2002) and for general corporate purposes. During the 2002 first quarter, we repaid approximately $31.0 million in redeemable preferred securities related to our 2001 multi-client library securitization (from the proceeds of multi-client sales recognized during the 2001 fourth quarter).

         During the 2002 first quarter, we drew an additional $20.0 million on our $430.0 million committed revolving credit facility. At March 31, 2002, we had $70.0 million available under this facility. This unsecured revolving credit facility bears interest at a LIBOR-based rate plus a margin of either 0.35% per year or 0.40% per year, depending on our level of indebtedness. We also had approximately $40.0 million available under various uncommitted lines of credit as of March 31, 2002.

--------------------------------------------------------------------------------

AGREEMENT TO EXTEND PERIOD FOR ATLANTIS SALE

         Together with Sinochem, we have agreed to extend the period to close the Atlantis sale originally set forth in the January 22, 2002 definitive sale agreement. Although we have fulfilled several of the closing conditions required by the agreement, certain closing conditions require third-party actions that have not been obtained to date. The extension binds PGS to the agreement through June 28, 2002, although Sinochem has the right under the extension to withdraw from the agreement if the sale has not closed by May 27, 2002. Should the parties be unable to finalize this transaction, PGS will continue to develop the Atlantis properties until such time as another buyer can be identified.

OUTLOOK

         The following statements are forward-looking, and actual results may differ materially. These statements do not include the potential impact of any acquisition, disposition, merger or joint venture that could occur in the future, except for the proposed sale of our Atlantis subsidiary.

         Based on the current business environment, industry conditions, and management assumptions regarding asset deployment, we currently believe that PGS will earn between $0.30 and $0.35 per share from ordinary operations during 2002, and roughly $0.60 per share in 2003. Our guidance is affected by many factors, which are described in further detail in our filings with the U.S. Securities and Exchange Commission. Some of the key factors included in the above earnings per share guidance are:

         o consideration of ongoing operating losses from the Banff contract for the remainder of 2002, with an expectation of some recovery in 2003

         o     our efforts to reduce outstanding debt and operating costs

         o execution of our data sales program to reduce our exposure to forced amortization charges under our multi-client accounting policy - our current earnings guidance includes approximately $20.0 million in potential forced amortization charges for 2002, and we have assumed no forced amortization charges for 2003

         Our guidance does not currently include potential effects of the following factors:

         o adoption of SFAS No. 142, since we have not yet completed our fair value calculations related to our goodwill and other intangibles balances

         o future foreign currency exchange rate fluctuations, (primarily fluctuations in the exchange ratio between the U.S. dollar and Norwegian kroner) and the resulting fair value effects on our tax equalization swap contracts and the related income tax expense or income tax benefit

                     * * * * * * * * * * * * * * * * * * * *


--------------------------------------------------------------------------------
                                                                          Page 8

         Petroleum Geo-Services is a technologically focused oilfield service company principally involved in two businesses: Geophysical Operations and Production Operations. PGS acquires, processes and markets 3D, time-lapse and multi-component seismic data. These data are used by oil and gas companies in the exploration for new reserves, the development of existing reservoirs, and the management of producing oil and gas fields. PGS' advanced geophysical technologies allow oil and gas companies to better characterize and monitor their reservoirs in order to enhance production and ultimate recovery of hydrocarbons. In its Production Operations business, PGS owns four floating production, storage and offloading systems ("FPSOs") and operates numerous offshore production facilities for oil and gas companies. FPSOs permit oil and gas companies to produce from offshore fields more quickly and cost effectively. PGS operates on a worldwide basis with headquarters in Oslo, Norway and Houston, Texas.

                     * * * * * * * * * * * * * * * * * * * *

         This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include statements about future financial and operating results of the Company, including the impact of the Company's goodwill fair value calculations on its financial position, production levels of the Company's FPSOs for the remainder of 2002, expected capital expenditures during 2002 and earnings projections for 2002 and 2003. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which the Company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Economic, business, competitive and/or regulatory factors affecting PGS' businesses generally, including, among others, prices of oil and natural gas and expectations about future prices, could cause actual results to differ materially from those described in the forward-looking statements. Such forward-looking statements are also subject to certain risks and uncertainties described in this press release or disclosed by the Company in its filings with the Securities and Exchange Commission.



                         - FINANCIAL TABLES TO FOLLOW -

                           Petroleum Geo-Services ASA
                 Consolidated Statements of Operations (1), (7)

------------------------------------------------------------------------------------------------------------------------
                                                                           Quarter ended                   Year ended
                                                                              March 31,                    December 31,
                                                                -----------------------------------     ----------------
                                                                      2002                2001                 2001
                                                                                       (restated)
(In thousands of dollars, except for share data)                   (unaudited)         (unaudited)          (unaudited)
------------------------------------------------------------------------------------------------------------------------
 Revenue                                                             $ 275,856           $ 208,205          $ 1,052,628
------------------------------------------------------------------------------------------------------------------------

 Cost of sales                                                         138,528             100,733              535,999
 Depreciation and amortization (2)                                      76,013              60,459              334,506
 Research and technology costs                                             712                 756                3,752
 Selling, general and administrative costs                              18,927              20,217               78,305
 Unusual items, net (3)                                                      -            (122,349)            (105,912)
------------------------------------------------------------------------------------------------------------------------
        Total operating expenses                                       234,180              59,816              846,650
------------------------------------------------------------------------------------------------------------------------
 Operating profit                                                       41,676             148,389              205,978
 Financial expense, net (4)                                            (34,266)            (36,178)            (143,179)
 Other income (loss), net                                               (1,431)               (819)              (4,548)
------------------------------------------------------------------------------------------------------------------------
 Income before income taxes                                              5,979             111,392               58,251
 Provision for income taxes (5)                                            742              12,847               41,540
 Gain (loss) on tax equalization swap contracts, net of tax (6)          2,372              (7,656)             (12,258)
------------------------------------------------------------------------------------------------------------------------
        NET INCOME                                                     $ 7,609            $ 90,889              $ 4,453
------------------------------------------------------------------------------------------------------------------------

 Basic earnings per share                                               $ 0.07              $ 0.89               $ 0.04
------------------------------------------------------------------------------------------------------------------------
 DILUTED EARNINGS PER SHARE                                             $ 0.07              $ 0.89               $ 0.04
========================================================================================================================

 Basic shares outstanding                                          103,345,987         102,347,987          102,768,283
------------------------------------------------------------------------------------------------------------------------
 Diluted shares outstanding                                        103,345,987         102,362,158          102,788,055
========================================================================================================================


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           Petroleum Geo-Services ASA
                   Consolidated Balance Sheets (1), (9), (10)

---------------------------------------------------------------------------------------------------------------------------
                                                                                                March 31,     December 31,
                                                                                                     2002             2001
(In thousands of dollars, except for share data)                                               (unaudited)      (unaudited)
---------------------------------------------------------------------------------------------------------------------------
 ASSETS
 Cash and cash equivalents                                                                       $ 86,034        $ 107,296
 Accounts receivable, net                                                                         261,690          254,174
 Other current assets                                                                             101,186            99,478
 Oil and gas assets and other assets held for sale (7)                                            204,024          184,399
---------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                        652,934          645,347
 Multi-client library, net (8)                                                                    956,235          918,072
 Property and equipment, net                                                                    2,267,761        2,282,004
 Goodwill and other long-term assets, net                                                         436,212          457,383
---------------------------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                                            $ 4,313,142      $ 4,302,806
===========================================================================================================================

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current portion of long-term debt and capital lease obligations                                $ 269,465        $ 247,157
 Short-term debt and other liabilities held for sale (7)                                           39,809           34,816
 Accounts payable and accrued expenses                                                            273,982          293,765
 Income taxes payable                                                                              15,183           16,921
---------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                                   598,439          592,659
 Long-term debt and capital lease obligations                                                   1,975,322        1,945,254
 Other long-term liabilities                                                                       24,122           25,355
 Deferred income taxes                                                                             73,503           73,503
---------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                         2,671,386        2,636,771
---------------------------------------------------------------------------------------------------------------------------
 Commitments and contingencies
 Guaranteed preferred beneficial interest in PGS junior
      subordinated debt securities (4)                                                            141,300          141,000
 Mandatorily redeemable cumulative preferred stock related to multi-client securitization         132,331          163,588
 Shareholders' equity:
      Common stock, par value NOK 5; issued & outstanding
          103,345,987 shares at March 31, 2002 and December 31, 2001                               71,089           71,089
      Additional paid-in capital                                                                1,225,115        1,225,115
      Retained earnings                                                                           106,472           98,863
      Accumulated other comprehensive loss                                                        (34,551)         (33,620)
---------------------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                                1,368,125        1,361,447
---------------------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                              $ 4,313,142      $ 4,302,806
===========================================================================================================================


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           Petroleum Geo-Services ASA
                    Consolidated Statements of Cash Flows (1)


-----------------------------------------------------------------------------------------------------------------------
                                                                                   Quarter ended           Year ended
                                                                                      March 31,            December 31,
                                                                           -----------------------------  ---------------
                                                                                 2002         2001             2001
                                                                                           (restated)
(In thousands of dollars)                                                    (unaudited)   (unaudited)      (unaudited)
-----------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income                                                               $ 7,609       $ 90,889          $ 4,453
      Adjustments to reconcile net income to
      net cash provided by operating activities:
          Depreciation and amortization charged to expense                      76,013         60,459          334,506
          Non-cash unusual items and gain on sale of subsidiary, net                 -       (122,349)         (97,027)
          Cash effects related to assets and liabilities held for sale (7)       2,891            (76)          (3,613)
          Provision (benefit) for deferred income taxes                         20,661         (3,895)          22,114
          Working capital changes and other items                              (16,655)        44,163          (52,344)
-----------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                 90,519         69,191          208,089
-----------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM INVESTING ACTIVITIES:
      Investment in multi-client library                                       (72,542)       (74,796)        (230,166)
      Capital expenditures                                                     (26,850)       (83,863)        (185,520)
      Development of assets held for sale (7)                                  (14,286)       (11,208)         (54,103)
      Sale of subsidiary                                                             -        175,000          175,000
      Other items, net                                                            (605)        (1,268)         (19,485)
-----------------------------------------------------------------------------------------------------------------------
      Net cash (used in)/provided by investing activities                     (114,283)         3,865         (314,274)
-----------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES:
      Net proceeds from issuance of subsidiary preferred stock                       -              -          234,285
      Redemption of preferred stock                                            (31,017)             -          (77,280)
      Repayment of long-term debt                                             (228,031)        (1,456)         (11,414)
      Principal payments under capital lease obligations                        (4,068)        (2,392)          (7,806)
      Net increase (decrease) in revolving and short-term debt                 270,000        (57,843)          (5,667)
      Net payments under tax equalization swap contracts                       (11,459)       (22,158)         (64,575)
      Other items, net                                                           7,130              -              816
-----------------------------------------------------------------------------------------------------------------------
      Net cash provided by/(used in) financing activities                        2,555        (83,849)          68,359
-----------------------------------------------------------------------------------------------------------------------
      Effect of exchange rate changes in cash and cash equivalents                 (53)          (131)             (93)
      Net (decrease) increase in cash and cash equivalents                     (21,262)       (10,924)         (37,919)
      Cash and cash equivalents at beginning of period                         107,296        145,215          145,215
-----------------------------------------------------------------------------------------------------------------------
 CASH AND CASH EQUIVALENTS AT END OF PERIOD                                   $ 86,034      $ 134,291        $ 107,296
=======================================================================================================================


        The accompanying notes are an integral part of these consolidated financial statements.

                           Petroleum Geo-Services ASA
                   Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform prior year amounts with the current year presentation.

2) Depreciation and amortization for the year ended December 31, 2001 includes $39.1 million in forced amortization charges required to conform to the Company's minimum amortization policy for the multi-client library.

3) Unusual items, net for the quarter ended March 31, 2001 includes a $138.6 million gain related to the sale of the global PetroBank data management business and related software to Halliburton and $16.3 million in reorganization and litigation costs. Unusual items, net for the year ended December 31, 2001 includes $13.2 million in multi-client library impairment charges, the $138.6 million data management gain and $19.5 million in reorganization and litigation costs.

4) For information regarding the $143.8 million liquidation amount of 9.625% trust preferred securities issued by PGS Trust I, a statutory business trust formed by the Company, see Note 9 in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000. Financial expense, net for the quarters ended March 31, 2002 and 2001 includes approximately $3.8 million in minority interest related to the trust's securities. Financial expense, net for the year ended December 31, 2001 includes approximately $14.9 million in minority interest related to the trust's securities. The sole assets of the trust are junior subordinated debentures of the Company that bear interest at a rate of 9.625% per year and mature on June 30, 2039. As of December 31, 2001, the trust held $148.2 million principal amount of such debentures.

5) Provision for income taxes for the quarter ended March 31, 2001 and year ended December 31, 2001 includes $35.3 million and $30.8 million, respectively, in net tax expense related to unusual items, as well as ($14.4) million in net gains associated with the resolution of various uncertainties regarding outstanding tax issues. Provision for the year ended December 31, 2001 also includes $65.9 million in valuation allowance related to deferred tax assets.

6) Gain (loss) on tax equalization swap contracts for the quarters ended March 31, 2002 and 2001 includes $23.2 million and ($22.8) million, respectively, related to the fair value of the swap contracts, with associated tax (expense)/benefits of ($20.8) million and $15.1 million, respectively. Gain (loss) on tax equalization swap contracts for the year ended December 31, 2001 includes an ($18.0) million charge related to the fair value of the swap contracts, with associated tax benefits of $5.7 million.

7) During January 2002, the Company entered into a definitive agreement to sell its Atlantis subsidiary, which is currently reflected as a part of Production Operations, for $234.3 million including qualifying capital expenditures expected to be incurred through the anticipated closing date. Atlantis' results of operations for the quarters ended March 31, 2002 and 2001 and for the year ended December 31, 2001 are included in the Company's results of operations for those periods. These results of operations are summarized as follows:


--------------------------------------------------------------------------------

                           Petroleum Geo-Services ASA
                   Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

                                                      Quarter ended March 31,
                                                   ------------------------------        December 31,
            (In thousands of dollars)                  2002              2001                2001
            -----------------------------------    -------------     ------------     -----------------
            Revenue                                      $ 4,326            $  51               $   574
            Total operating expenses                       2,625              400                 2,278
                                                   -------------     ------------      ----------------
                  Operating profit (loss)                  1,701             (349)               (1,704)
            Financial expense, net                          (757)             681                   657
            Other income (loss), net                          25              (14)                  221
            -----------------------------------    -------------     ------------     -----------------
            Income (loss) before income taxes                969              318                  (826)
            Provision (benefit) for income
            taxes                                          -----            -----                   (42)
            -----------------------------------    -------------     ------------     -----------------
                  Net income (loss)                      $   969            $ 318               $  (784)
                                                   =============     ============     =================

8) As of March 31, 2002, the net book value of our multi-client library consists of $840.8 million in completed surveys and $115.4 million in surveys in progress. The net book value of our multi-client library as of December 31, 2001 allocated by year of completion is as follows:

                                                        December 31,
        (In thousands of dollars)                               2001
        -------------------------------------------  ----------------

        Completed during 1997, and prior                   $  48,087
        Completed during 1998                                 69,635
        Completed during 1999                                188,980
        Completed during 2000                                234,416
        Completed during 2001                                301,681
        -------------------------------------------  ---------------
             Completed surveys                             $ 842,799
             Surveys in progress                              75,273
        -------------------------------------------  ---------------
             Multi-client library, net                     $ 918,072
                                                     ===============

         Depreciation and interest capitalized into the multi-client library during the first quarter was $11.5 million and $1.7 million, respectively, for 2002, compared to $12.6 million and $4.9 million, respectively, for 2001.

9) Outstanding debt and preferred securities obligations as of March 31, 2002 and December 31, 2001 are as follows:

                                                      December 31,          March 31,
         (In thousands of dollars)                            2001               2002        Net Change
         --------------------------------------    ----------------    ---------------    ---------------
         Short-term debt                                $     ----         $  250,000           $250,000
         Long-term debt, current and
         long-term portion                               2,140,795          1,941,357           (199,438)
         Capital leases, current and
         long-term portion                                  51,616             53,430              1,814
         Trust preferred securities                        141,000            141,300                300
         Securitization preferred securities               163,588            132,331           (31,257)
         --------------------------------------    ---------------     --------------     --------------
               Total debt                               $2,496,999         $2,518,418           $ 21,419
                                                   ===============     ==============     ==============


--------------------------------------------------------------------------------

                           Petroleum Geo-Services ASA
                   Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

10) As of March 31, 2002, we had accumulated $1.8 million in costs associated with our pending merger with Veritas. Under the terms of the original merger agreement, we were to be treated as the acquiring entity and had deferred these merger costs accordingly. During the 2002 second quarter, we anticipate that an amendment to the merger agreement will be approved by both companies' boards of directors and will substantially change the original terms, including a potential change in accounting acquiror treatment to Veritas. If this change occurs, we will expense all merger-related costs, including the $1.8 million deferred to date.





--------------------------------------------------------------------------------

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  PETROLEUM GEO-SERVICES ASA
                                  --------------------------
                                         (Registrant)


                                  By:       /s/  J. Christopher Boswell
                                       -----------------------------------------
                                                 J. Christopher Boswell
                                            Senior Vice President and Chief
                                                    Financial Officer


                                  By:         /s/   William E. Harlan
                                       -----------------------------------------
                                                    William E. Harlan
                                        Vice President, Chief Accounting Officer
                                                     and Controller


Date: May 3, 2002